CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Alexco Resource Corp. (the “Corporation”) on Form 40-F/A for the six month period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Clynton R. Nauman, Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation .

April 18, 2012	/s/ Clynton R. Nauman

Clynton R. Nauman
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Alexco Resource Corp. and will be retained by Alexco Resource Corp. and furnished to the Securities and Exchange Commission or its staff upon request.